FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: June 5, 2012

Notes Linked to the MSCI Daily Total Return Net World USD Index due June 26, 2013
Full upside and downside exposure, subject to an adjustment factor

General

The notes are designed for investors who seek a return linked to the performance of the MSCI Daily Total Return Net World USD Index, which is designed to measure the performance in U.S. dollar values of large and mid-cap equity securities from developed equity markets, currently including Australia,
Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong,
Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal,
Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United
States. The performance of the Index will be reduced by the Adjustment Factor.
The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Index depreciates or fails to appreciate sufficiently to offset the effect of the Adjustment Factor. Any
Payment at Maturity is subject to the credit of the Issuer.

Summary of Indicative Terms
----------------------------------------------------------- ------------------------
CUSIP:               2515A1KD2
Issuer:              Deutsche Bank AG, London Branch
Maturity/Tenor:      12 months and 2 weeks
Index                The MSCI Daily Total Return Net World USD Index (the "Index")
                     (Bloomberg: NDDUWI Index)
Face Amount:         $1,000 per note
Payment at Maturity: Your payment per $1,000 Face Amount of notes will be calculated as follows:
                                       $1,000 + ($1,000 x Index Return)
Index Return:
                            Final Level x Adjustment Factor
                     --------------------------------------
                       (                                    ) -- 1
                                      Initial Level

Adjustment Factor:    0.9975
Initial Level:        The Index closing level on the Trade Date
Final Level:          The Index closing level on the Final Valuation Date
Trade Date:           June 8, 2012
Settlement Date:      June 13, 2012
Final Valuation Date: June 21, 2013
Maturity Date:        June 26, 2013
Fees and Commissions: JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its
                      affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face
                      Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see
                      "Supplemental Plan of Distribution" in the accompanying term sheet No. 1548B.
For more information regarding this offering, please refer to the term sheet No. 1548B on the
SEC website at [ ].

Note Characteristics

[] Returns linked to the performance of the MSCI Daily Total Return Net World
USD
Index.

Risk Considerations

[] You will lose some or all of your investment in the notes if the Index
Return is negative.
[] The inclusion of the Adjustment Factor reduces the Payment at Maturity regardless of whether the Final Level is greater than the Initial Level.
[] Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
[] Any payment on the notes is subject to the creditworthiness of the Issuer.
[] The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
[] Additional risk factors can be found on the last two pages of this fact sheet.

Hypothetical Return at Maturity

Percentage Change in Index (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * M AY LOSE V ALUE NO BANK GUARANTEE *
NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL
AGENCY

Calculating the Payment at Maturity

 For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Index Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Index Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity
Percentage Change in Index	Index Return	Total Return on Notes	Payment at Maturity
100.00%	99.50%	99.50%	$1,995.00
90.00%	89.53%	89.53%	$1,895.25
80.00%	79.55%	79.55%	$1,795.50
70.00%	69.58%	69.58%	$1,695.75
60.00%	59.60%	59.60%	$1,596.00
50.00%	49.63%	49.63%	$1,496.25
40.00%	39.65%	39.65%	$1,396.50
30.00%	29.68%	29.68%	$1,296.75
20.00%	19.70%	19.70%	$1,197.00
10.00%	9.73%	9.73%	$1,097.25
0.01%	-0.24%	-0.24%	$997.60
0.00%	-0.25%	-0.25%	$997.50
-10.00%	-10.23%	-10.23%	$897.75
-20.00%	-20.20%	-20.20%	$798.00
-30.00%	-30.18%	-30.18%	$698.25
-40.00%	-40.15%	-40.15%	$598.50
-50.00%	-50.13%	-50.13%	$498.75
-60.00%	-60.10%	-60.10%	$399.00
-70.00%	-70.08%	-70.08%	$299.25
-80.00%	-80.05%	-80.05%	$199.50
-90.00%	-90.03%	-90.03%	$99.75
-100.00%	-100.00%	-100.00%	$0.00

Selected Risk Factors

YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level. In addition, the Adjustment Factor will reduce the Index Return whether the performance of the Index is positive or negative. If the Index Return is negative, you will lose some or all of your initial investment.

THE INCLUSION OF THE ADJUSTMENT FACTOR REDUCES THE PAYMENT AT MATURITY – Since the Adjustment Factor is applied to the performance of the Index on the Final Valuation Date, the Adjustment Factor will reduce the return on the notes regardless of whether the Final Level is greater than the Initial Level. At maturity, you will receive less than your original investment unless the Final Level determined on the Final Valuation Date is greater than the Initial Level by approximately 0.251% or more.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Index would have. The return on your notes may not reflect the return you would realize if you directly invested in the stocks comprising the Index.

CURRENCY EXCHANGE RISK — Because the prices of the component stocks are converted into U.S. dollars for purposes of calculating the Index level, investors of the notes will be exposed to currency exchange risk with respect to each of the currencies represented in the component stocks which are calculated in such manner.  An investor’s net exposure will depend on the extent to which the currencies represented by the component stocks strengthen or weaken against the U.S. dollar.  If the dollar strengthens against the currencies of the component stocks, the level of the Index, and the value of the notes, will be adversely affected.  The values of foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments.

NON-U.S. SECURITIES MARKETS RISKS — Because foreign equity securities comprising the Index may be publicly traded in the applicable foreign countries, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets.  Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investing strategies relating to the notes.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, if you are a U.S. holder, (i) you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes generally should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Prospective non-U.S. investors should focus in particular on the potential imposition of withholding tax on an investment in the notes, as described in the term sheet under “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1548B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1548B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.